Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statement re: Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended				Year Ended
	February 26, 2012		February 27, 2011		November 27, 2011		November 28, 2010		November 29, 2009		November 30, 2008		November 25, 2007
					(Dollars in thousands)
Earnings:
Income before income taxes	$72,810		$58,049		$202,827		$235,598		$189,925		$369,266		$376,535
Add: Fixed charges	54,135		49,507		192,256		190,425		199,358		197,385		253,606
Add: Amortization of capitalized interest	180		40		334		152		309		264		65
Subtract: Capitalized interest	48		570		2,009		881		39		568		1,051

Total earnings	$127,077		$107,026		$393,408		$425,294		$389,553		$566,347		$629,155

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$38,573		$34,866		$132,043		$135,823		$148,718		$154,086		$215,715
Capitalized interest	48		570		2,009		881		39		568		1,051
Interest factor in rental expense (1)	15,514		14,071		58,204		53,721		50,601		42,731		36,840

Total fixed charges	$54,135		$49,507		$192,256		$190,425		$199,358		$197,385		$253,606

Ratio of earnings to fixed charges	2.3	x	2.2	x	2.0	x	2.2	x	2.0	x	2.9	x	2.5	x

(1)	Utilized an assumed interest factor of 33% in rental expense.